FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 26, 2008

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for June 26, 2008 and incorporated by reference herein is the Registrant’s immediate report dated June 26, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: June 26, 2008

BluePhoenix Solutions to Present at Collins Stewart Fourth
Annual Growth Conference on July 8, 2008

Presentation Slated for 4:30 PM ET

HERZLIYA, Israel – June 26, 2008 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced that Arik Kilman, CEO will present at the Collins Stewart Fourth Annual Growth Conference at the Mandarin Oriental Hotel, New York City. BluePhoenix’ presentation is scheduled for 4:30 PM ET, Tuesday, July 8, 2008.

The presentation is designed to provide conference attendees, institutional investors and analysts with a broad overview of the Company’s legacy modernization solutions and the opportunities for the Company going forward. BluePhoenix enables its customers to migrate from outdated IT platforms to current ones, typically providing higher efficiency and reducing total cost of IT ownership. The presentation will discuss the Company’s proven track record as leaders in the modernization arena. It will also include a financial review and emphasize the company’s long-term outlook and growth strategy.

A webcast of the presentation will be available at http://www.wsw.com/webcast/clst/bphx/ and will be archived for at least 30 days following the presentation.

About Collins Stewart plc

Collins Stewart plc is a leading independent investment banking group with offices in 12 geographies worldwide including; London, New York, Jersey, Guernsey, Isle of Man, Dublin, Paris, Geneva, Singapore, Tel Aviv, Mumbai and Tokyo. With over 700 employees, the Group is organised around four operational divisions; advisory, capital markets, securities and wealth management. All are serviced by Collins Stewart’s unique research tool, Quest. Collins Stewart is the top fundraiser on London’s Alternative Investment Market (AIM), raising £1.3 billion in 2007. The Group’s Wealth Management division manages and advises in excess of £4 billion of assets and is the largest investment manager and stockbroker in the Channel Islands. Through its advisory division, Collins Stewart is one of the leading independent corporate finance firms in Europe. For more information, visit www.collinsstewart.com

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Merrill Lynch, Rabobank, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
Varda Sagiv	Peter Seltzberg
BluePhoenix Solutions	Hayden Communications
+97299526100	(646) 415-8972
vsagiv@bphx.com	peter@haydenir.com

Financial Media Contact
Jeffrey Stanlis
Hayden Communications
(602) 476-1821
jeff@haydenir.com